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RECEIVED
MAR 0 1 2005
WASH., D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Shetler (212) 850-1672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Advisors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Supplemental Accountants' Report as per 17a-5.
X Statement of Exemption from Rule 15c3-3.

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
202
SECTION

Seligman Advisors, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2004

SEC. I.D: No. 8-25845
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2005

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$19,257
Distribution and service fees receivable	3,221
Receivable from affiliates	204
Deferred commissions (net of reserve of $17)	889
Investments, at market value	1,133
Furniture, equipment, fixtures and leasehold improvements (net of accumulated depreciation of $2,657)	216
Other assets	549
TOTAL ASSETS	$25,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Distribution and service fees payable	$8,036
Payable to affiliates	1,266
Accrued compensation	966
Deferred tax liability	21
Accounts payable and accrued expenses	4,280
Total Liabilities	14,569
Stockholder's equity	10,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$25,469

See notes to statement of financial condition.

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Advisors, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman"). The Company primarily acts as the exclusive distributor for the open-end investment companies in the Seligman Group ("Investment Companies"). The Investment Companies offer Class A, B, C, D, I and R shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions net of commissions paid to dealers for distribution of the Investment Companies' shares.

Distribution concessions and related commissions paid to dealers for sale of Class A shares of the Investment Companies, which are sold with a front-end sales charge, are recorded on a trade date basis.

Deferred commissions represent a portion of the amounts paid to dealers for the sale of Class C and Class R shares of the Investment Companies, a portion of the amounts paid to dealers on Class C and C-1 of the College Horizon 529 Plan, all of the amounts paid to dealers for the sale of Class D shares of the Investment Companies and all of the amounts paid to dealers for the sale of Class B shares on the Offshore Investment Companies and College Horizon 529 Plan. Such amounts are recorded on a trade date basis. The deferred commissions relating to Class C and Class D of the Investment Companies are amortized over a twelve-month period as the related distribution and service fees are earned from the Investment Companies or contingent deferred sales charges are received. Class R is amortized over three years as the related distrubiton and service fees are earned. The deferred commissions relating to Class C and Class C-1 of the College Horizon 529 Plan are amortized and charged to expense over twelve months. The Class B-1 and Class B of the College Horizon 529 Plan are amortized and charged to expense over five and six years, respectively. The service and financing fees and contingent deferred sales charges related to the College Horizon 529 Plan are recorded in income as earned. The distribution and service fees earned from the Class B Offshore Investment Companies are applied against the deferred commissions as earned. The portion of deferred commissions that is not expected to be recovered from future distribution and service fees or contingent deferred sales charges are charged to expense.

Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

The Company's cash and cash equivalents consist of funds on deposit in accounts with commercial banks and shares of Seligman Cash Management Fund, Inc. ("Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years. Leasehold improvements are amortized on the straight-line method over the remaining life of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments either are short term in nature or are carried at market value.

As more fully disclosed in footnote 3, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Sale of Future Cash Flows:

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. The Purchasers have the exclusive right and, subject to certain conditions, the obligation to purchase such future cash flows from the Company for Class B shares. The Company does not record in its financial statements the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements. On June 30, 2003, the Company terminated its agreement with the Purchaser for the Offshore Investment Companies. The Company purchased the remaining uncollected commissions paid by the Purchaser and recorded the purchase in deferred commissions.

Note 3 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that answers inquiries from shareholders with respect to and sells (acting as agent) shares of the Investment Companies to shareholders that do not have a broker-dealer of record, and, in connection therewith, provides shareholder liaison services to such shareholders. The Company pays Services sales commissions and, with funds obtained from the Investment Companies, distribution and service fees pursuant to these agreements. However, because the Company incurs the vast majority of marketing and related costs to promote the sale of Investment Company shares sold by Services, Services, subject to certain limitations, pays its monthly pretax income to the Company.

Seligman provides the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman has an agreement with the Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Seligman International, Inc. ("International"), an affiliate of the Company, and its branches and subsidiary act as marketing representatives of certain of the Investment Companies distributed by the Company outside the United States. The Company may earn distribution concessions or other fees from sales of such Investment Companies, and Seligman earns management fees from managing the operations and investments of such Investment Companies. In recognition of the benefits derived by the Company and, indirectly, by Seligman from the services provided by International and its branches and subsidiary, the Company has entered into Services Agreements with International and its branches and subsidiary pursuant to which it reimburses those entities for their net costs, as defined in their respective Services Agreements with the Company, of performing such services plus a mark-up of up to ten percent of such net costs.

Cash equivalents at December 31, 2004 include 19,084,425 shares of the Management Fund, having a net asset value of $1.00 per share.

Investments represent shares of certain Investment Companies, which are valued at net asset value.

Payable to affiliates primarily represents distribution income due International. Receivable from affiliates represents expenses paid by the Company on behalf of various affiliates as well as reimbursements from certain Offshore Investment Companies.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, Services, International and the Investment Companies.

Note 4 – Furniture, Equipment, Fixtures and Leasehold Improvements:

Furniture, equipment, fixtures and leasehold improvements consist of the following at December 31, 2004:

	Cost	Accumulated Depreciation	Net Cost
Furniture & equipment	$108,401	$106,805	$1,596
Computer equipment	2,259,321	2,159,782	99,539
Leasehold improvements	225,085	157,286	67,799
Software	280,082	232,972	47,110
Total	$2,872,889	$2,656,845	$216,044

Note 5 - Employee Benefit Plans:

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 33 1/3 percent after one year, 66 2/3 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 6 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement between members of the Seligman group. At December 31, 2004, the Company recorded an income tax payable of $59,900 due to Seligman in the accompanying Statement of Financial Condition.

Deferred taxes are provided primarily for deferred commission expenses and unrealized gains and losses on investments, which are recognized in different periods for financial reporting and income tax purposes.

Note 7 – Commitments and Contingencies:

In 2004, the Company and Seligman (collectively, the "Firm") completed the extensive internal review that began in 2003 in response to recent developments regarding disruptive or illegal trading practices within the mutual fund industry, including market timing and late trading. The Firm's review noted one market timing relationship that was in the process of being closed down by the Firm before the first proceedings relating to trading practices within the mutual fund industry were publicly announced in September 2003. Additionally, the Firm identified three other market timing arrangements, all of which had been terminated, the most recent in September 2002. The Securities and Exchange Commission (the "SEC") and the Attorney General of the State of New York are also reviewing these matters. The financial impact, if any, to the Company is not expected to be material in connection with these matters.

In connection with the Firm's internal review, the Firm also reviewed its practice of placing some of the Seligman Equity Funds' orders to buy and sell portfolio securities with brokerage firms in recognition of their sales of the Seligman Group of Investment Companies. Although the Firm believes that the execution of all such orders was consistent with its best execution obligations, the Firm may have violated applicable requirements for certain of such orders as a result of compensation arrangements that the Company had with certain brokerage firms. As a result, the Company paid $1.8 million to the Investment Companies during 2004, to cover the estimated liability accrued for in 2003 in connection with this possible violation. However, the Company cannot determine the eventual outcome, timing, or impact of this matter at this time. Accordingly, it is possible that additional charges in the future may be required. The Firm has responded to several information requests from the SEC relating to the Firm's use of revenue sharing and fund brokerage commissions.

The Company is subject to other legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of these other pending litigation matters should not have any material adverse effect on the Company's financial position.

Note 8 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $6,898,520, which exceeded the minimum required net capital of $971,297 by $5,927,223, and the ratio of aggregate indebtedness to net capital was approximately 2.11 to 1.